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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        ALLIED HEALTHCARE PRODUCTS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    019222108
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                SEPTEMBER 7, 2001
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 019222108                 13D                        Page 2 of 4 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           EARL R. REFSLAND
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [X]
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    3      SEC Use Only

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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]

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    6      Citizenship or Place of Organization

           UNITED STATES
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         Number of              7     Sole Voting Power

          Shares                      419,425
                             ---------------------------------------------------
       Beneficially             8     Shared Voting Power

         Owned by                     -0-
                             ---------------------------------------------------
           Each                 9     Sole Dispositive Power

         Reporting                    419,425
                             ---------------------------------------------------
                               10     Shared Dispositive Power
        Person With
                                      -0-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           419,425
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [ ]

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   13      Percent of Class Represented by Amount in Row (11)

           5.2%
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   14      Type of Reporting Person (See Instructions)

           IN
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CUSIP No. 019222108                 13D                        Page 3 of 4 Pages
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ITEM 1. Security and Issuer.

        Common Stock, $.01 Par Value
        Allied Healthcare Products, Inc.
        1720 Sublette Avenue
        St. Louis, MO 63110

ITEM 2. Identity and Background.

(a)     Earl R. Refsland

(b)     c/o  Allied Healthcare Products, Inc.
             1720 Sublette Avenue
             St. Louis, MO 63110

(c) Mr. Refsland has served as President and Chief Executive Officer of Allied Healthcare Products, Inc. since September 1999.

(d)     Not applicable.

(e)     Not applicable.

(f)     Mr. Refsland is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds and Other Consideration.


         On August 24, 1999 Mr. Refsland was granted 542,000 non-qualified options pursuant to the Issuer's 1999 Incentive Stock Option Plan. These options are exercisable beginning December 7, 1999 in increments of 33,875 shares, on the 7th of the last month of every three (3) month period thereafter through and until September 7, 2003. The current number of exercisable options is 237,125.

         Under the terms of the option agreement relating to such shares, such options will expire unless exercised on or before August 23, 2009. These options are exercisable at a price of $2.00 per share. At the time of the exercise of such options, Mr. Refsland will be required to recognize as ordinary income an amount per share equal to the difference between the exercise price and the fair market value on the date of exercise and the Issuer will be entitled to a tax deduction for a like amount.

         Mr. Refsland acquired 27,800 shares of the Common Stock of the Issuer on November 15, 1999 for $69,500 in cash, an additional 10,000 shares for $29,400 on February 15, 2000, an additional 5,000 shares for $16,875 on March 3, 2000, an additional 5,000 shares for $15,000 on September 15, 2000, an additional 14,500 shares for $43,500 on October 5, 2000, and an additional 120,000 shares for $330,000 on November 28, 2000. These purchases were all made with cash and the funds used in making these purchases were from Mr. Refsland's personal funds.

ITEM 4. Purpose of the Transaction.

         Mr. Refsland's holdings of shares of the Common Stock of the Issuer represent a continuing investment position in the operations of the Issuer and are a result of purchases made by Mr. Refsland and incentive stock options granted by the Issuer. Mr. Refsland does not presently contemplate the acquisition of additional shares of the Common Stock of the Issuer except in connection with the exercise of the non-statutory options described in Item 3 above. Mr. Refsland may from time to time engage in sales or other dispositions of shares of the Common Stock of the Issuer in order to provide increased liquidity and diversity to his portfolio and/or to provide funding for anticipated income tax liabilities associated with the exercise of the non-statutory options described in Item 3 above.



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CUSIP No. 019222108                 13D                        Page 4 of 4 Pages
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ITEM 5. Interest in Securities of the Issuer.

         (a) Earl R. Refsland          419,425*           5.2%**

                  * includes 237,125 shares which may be acquired upon exercise of non-statutory options.

                  **percent of class is based upon: (i) number of shares of the
                    Issuer outstanding on September 30, 2001, plus (ii) the shares which may be acquired under such non-statutory options.

         (b) Mr. Refsland has the power to vote his respective shares and has dispositive powers.

         (c) Pursuant to the terms of the Issuer's 1999 Incentive Stock Plan, 33,875 options became exercisable by Mr. Refsland on September 7, 2001.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.


ITEM 7. Material to be Filed as Exhibits.

         Not applicable.

         After reasonable inquiry, and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Earl R. Refsland
                                           -------------------------------------
                                           Earl R. Refsland

                                           Date: October 10, 2001